

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

<u>Via E-mail</u>
C. Allan Swaringen
Chief Executive Officer and President
Jones Lang LaSalle Income Property Trust, Inc.
200 East Randolph Drive
Chicago, Illinois 60601

      Re: Jones Lang LaSalle Income Property Trust, Inc.
             Amendment No. 1 to Proxy Statement on Schedule 14A
             Filed December 8, 2011
             File No. 000-51948

Dear Mr. Swaringen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Sonia Barros

                        Sonia Barros
                        Special Counsel